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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No._)*

                    QUESTRON TECHNOLOGY, INC.
                    -------------------------
                         (Name of Issuer)

             COMMON STOCK, PAR VALUE $.001 PER SHARE
             ---------------------------------------
                  (Title of Class of Securities)

                            748372-208
                            ----------
                          (CUSIP Number)

                         Douglas D. Zadow
                       c/o The Z Group Inc.
                          P.O. Box 1148
                        McKinney, TX 75070
                          (972) 562-7687
     --------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        September 22, 1997
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b) (3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                             Page 2 of 7 Pages

CUSIP No.  748372 20 8

  1)     Name of Reporting Person: Douglas D. Zadow
         S.S. or I.R.S. Identification No. of Above Person

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  2)     Check the Appropriate Box if a Member of a Group               (a)[  ]
                                                                        (b)[  ]

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  3)     SEC Use Only

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  4)     Source of Funds  OO

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  5)     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                     [ ]

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  6)     Citizenship or Place of Organization:      U.S.A.

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 Number of     7)  Sole Voting Power: 361,065 shares of Common Stock. (Includes
  Shares           95,678 shares subject to a Serial Put Agreement dated
Beneficially       September 22, 1997, whereby Mr. Zadow has the option to
Owned by           put the shares back to the Company on a monthly basis
   Each            during the five year period following September 22, 1997
Reporting          for a price of $6.275 per share.)
 Person        ----------------------------------------------------------------
   With        8)  Shared Voting Power:

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               9)  Sole Dispositive Power: 361,065 shares of Common Stock.
                   (Includes 95,678 shares subject to a Serial Put Agreement dated September 22, 1997, whereby Mr. Zadow has the option to put the shares back to the Company on a monthly basis during the five year period following September 22, 1997 for a price of $6.275 per share.)
               ----------------------------------------------------------------
               10) Shared Dispositive Power:

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  11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

         361,065 shares of Common Stock. (Includes 95,678 shares subject to a Serial Put Agreement dated September 22, 1997, whereby Mr. Zadow has the option to put the shares back to the Company on a monthly basis during the five year period following September 22, 1997 for a price of $6.275 per share.)

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  12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [  ]


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  13)    Percent of Class Represented by Amount in Row (11):

         17.11% of Common Stock, based on 2,110,590 shares of Common Stock outstanding at November 20, 1997. See response to Item 5 herein.

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  14)    Type of Reporting Person    IN

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                                                             Page 3 of 7 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock (par value $.001 per share) of Questron Technology, Inc., a Delaware corporation (sometimes hereinafter in this Schedule 13D referred to as the "Issuer" or the "Company"), having its principal executive offices at 6400 Congress Avenue, Suite 200A, Boca Raton, Florida 33487.


ITEM 2.   IDENTITY AND BACKGROUND.

         I.       Individual Securityholder

                  (a)      This statement is being filed by Douglas D. Zadow.

                  (b)      Mr. Zadow's business address is c/o
                           The Z Group Inc., P.O. Box 1148,
                           McKinney, TX 75070.

                  (c) Mr. Zadow's principal occupation is as the President of California Fasteners, Inc., a California corporation ("Calfast"). Calfast is a distributor of fasteners and related products sold to electronic equipment manufacturers with offices located at 5310 E. Hunter Avenue, Anaheim, CA 92817-8328. Calfast was acquired by the Company on September 22, 1997.

                  (d)      During the last five (5) years, Mr.
                           Zadow has not been convicted in a
                           criminal proceeding.

                  (e)      During the last five (5) years, Mr.
                           Zadow has not been a party to a civil
                           proceeding of a judicial or
                           administrative body of competent
                           jurisdiction and is not subject to a
                           judgment, decree or final order
                           enjoining future violations of, or
                           prohibiting or mandating activities
                           subject to, federal or state
                           securities laws or finding any
                           violation with respect to such laws.

                  (f) Mr. Zadow is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 361,065 shares which are the subject of this Schedule 13D were acquired pursuant to a Stock Purchase Agreement dated as of August 29, 1997, by and among Questron Technology, Inc. and the shareholders of California Fasteners, Inc. See response to Item 6 herein.


ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock of the Company (Questron Technology, Inc.) referenced herein were acquired for investment purposes.

         95,678 of the shares referenced herein are subject to a Serial Put Agreement as described in Item 6 hereof. These 95,678 shares are the subject of a Registration Statement on Form S-3 (No. 333-40835) filed with the Securities and Exchange Commission on November 21, 1997.



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                                                             Page 4 of 7 Pages

         While the Reporting Person has no present plans or proposals which relate to or would result in the acquisition or disposition by him of securities of the Issuer, the investments in the Issuer by the Reporting Person will be periodically reviewed and at any time the amount of such investments may be increased or decreased. Except as may otherwise be set forth herein, the Reporting Person does not at the present time have any plans or proposals which relate to or would result in:

         (1) The acquisition by him of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (3) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (4) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (5) Any material change in the present capitalization or dividend policy of the Issuer;

         (6) Any other material change in the Issuer's business or corporate structure;

         (7) Changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (8) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (9) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)
                  (4) of the Securities Exchange Act of 1934; or

         (10)     Any action similar to any of those enumerated above.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)

         As of the date hereof, Douglas D. Zadow is the record and beneficial owner of 361,065 shares of Common Stock (par value $.001 per share) of the Issuer, over which he has sole voting power and sole power to dispose of such shares. This number includes 95,678 shares subject to a Serial Put Agreement dated September 22, 1997, whereby Mr. Zadow has the option to put the shares back to the Company on a monthly basis during the five year period following September 22, 1997 for a price of $6.275 per share. Said 361,065 shares represent 12.57% of the outstanding shares of such Common Stock of the Issuer, based on 2,110,590 shares outstanding at November 20, 1997.




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                                                             Page 5 of 7 Pages

         (c) Other than the transactions described herein, Mr. Zadow has not effected any transaction in the securities of the Issuer during the past sixty
(60) days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to a Stock Purchase Agreement dated as of August 29, 1997, by and among Questron Technology, Inc. (the "Company") and Douglas D. Zadow and Terry Bastian, the shareholders of California Fasteners, Inc. ("Calfast"), the Company acquired 100% of the issued and outstanding capital stock of Calfast for a total of $10,634,441, consisting of $6,594,441 in cash, the assumption of $1,058,712 in net debt and the issuance of 475,106 shares of common stock of the Company, valued at $2,981,288, of which Mr. Zadow was issued 361,065 shares. Subject to the terms of the Stock Purchase Agreement and a Serial Put Agreement dated September 22, 1997, Mr. Zadow was granted the option to sell 95,678 of such shares back to the Company on a monthly basis in the following manner: (i) for each of the seven months during the period October 1997 through April 1998, 6,748 shares per month (valued at $6.275 per share) and (ii) for each of the 53 months during the period May 1998 through September 2002, 914 shares per month (valued at $6.275 per share). In addition, the consideration is subject to adjustment based upon certain operating performance targets for the years ending December 31, 1997 and 1998.

         Pursuant to an Employment Agreement dated September 22, 1997, between the Company and Doug Zadow, the Company has agreed to employ, and Mr. Zadow has agreed to serve, as President of Calfast for a period of five (5) years unless terminated pursuant to the terms of said agreement. The Employment Agreement provides for an annual salary and bonuses and stock options based upon established incentive targets.

         Except as set forth in the immediately preceding paragraphs, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the undersigned and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholdings of proxies. None of the shares of Common Stock reported herein as beneficially owned by the undersigned are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.





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                                                             Page 6 of 7 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number    Document
--------------    --------

     1 Stock Purchase Agreement dated as of August 29, 1997, by and among the Company and Doug Zadow and Terry Bastian, incorporated by reference to Exhibit 2.0 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 1997 (File No. 000-13324)

     2 Serial Put Agreement entered into as of September 22, 1997, between the Company and Doug Zadow and Terry Bastian, incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 1997 (File No. 000-13324)




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                                                             Page 7 of 7 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 18, 1997                                 /s/ Douglas D. Zadow
                                                         --------------------
                                                         Douglas D. Zadow


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                          EXHIBIT INDEX
                          -------------



Exhibit Number             Document                          Page Number Herein
--------------             --------                          ------------------

     1 Stock Purchase Agreement dated as of August 29, 1997, by and among the Company and the Shareholders of California Fasteners, Inc., incorporated by reference to Exhibit 2.0 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 1997 (File No. 000-13324)

     2 Serial Put Agreement entered into as of September 22, 1997, between the Company and Doug Zadow and Terry Bastian, incorporated by reference to
               Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 1997 (File No. 000-13324)